UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

        NIC Inc. (Formerly National Information Consortium, Inc.)
        ---------------------------------------------------------
                            (Name of Issuer)

                       Common Stock, no par value
                       --------------------------
                     (Title of Class of Securities)

                               62914B 10 0
                               -----------
                             (CUSIP Number)

                            Jeffery S. Fraser
                           5220 3/B Ranch Road
                              P.O. Box 1550
                            Wilson, WY 83014
                             (307) 734-7140
              ---------------------------------------------
              (Name, Address and Telephone number of Person
            Authorized to Receive Notices and Communications)

                             August 28, 2002
                             ---------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Subsections 240.13d-1(e), 240.13f-1(f) or
240.13d-1(g), check the following box:  [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    CUSIP NO. 62914B 10 0

1.  Name of Reporting Person:  National Information Consortium Voting Trust

    SS or IRS Identification No. of Above Person:    IRS No.  48-6357369

2.  Check the Appropriate Box if a Member of a Group:(a)
                                                     (b) X - Joint Filing

3.  SEC Use Only

4.  Source of Funds                                  N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.  Citizenship or Place of Organization:            Delaware

Number of Shares Beneficially Owned by each Reporting Persons with
    7.  Sole Voting Power                                   -0-
    8.  Shared Voting Power                          27,474,644
    9.  Sole Dispositive Power                              -0-
    10. Shared Dispositive Power                     27,474,644

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
       27,474,644

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
       N/A

13.  Percent of Class Represented by Amount in Row (11):     48.6%

14.  Type of Reporting Person:                                 00

                                                    CUSIP NO. 62914B 10 0


1.  Name of Reporting Person:                        Jeffery S. Fraser
    SS or IRS Identification No. of Above Person:    IRS No. ___________

2.  Check the Appropriate Box if a Member of a Group:(a)
                                                     (b) X - Joint Filing

3.  SEC Use Only

4.  Source of Funds                                  PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.  Citizenship or Place of Organization:            USA

Number of Shares Beneficially Owned by each Reporting Persons with
    7.  Sole Voting Power                                   -0-
    8.  Shared Voting Power                          27,624,644
    9.  Sole Dispositive Power                              -0-
    10. Shared Dispositive Power                     27,624,644

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
       27,624,644

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
       N/A

13.  Percent of Class Represented by Amount in Row (11):  48.9%

14.  Type of Reporting Person:                              IN

                                                    CUSIP NO. 62914B 10 0


1.  Name of Reporting Person:                        Ross C. Hartley
    SS or IRS Identification No. of Above Person:    IRS No. ___________

2.  Check the Appropriate Box if a Member of a Group:(a)
                                                     (b) X - Joint Filing

3.  SEC Use Only

4.  Source of Funds                                  PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.  Citizenship or Place of Organization:            USA

Number of Shares Beneficially Owned by each Reporting Persons with
    7.  Sole Voting Power                               150,000
    8.  Shared Voting Power                          27,474,644
    9.  Sole Dispositive Power                          150,000
    10. Shared Dispositive Power                     27,474,644

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
       27,624,644

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
       N/A

13.  Percent of Class Represented by Amount in Row (11):  48.9%

14.  Type of Reporting Person:                              IN

ITEM 1.   SECURITY AND ISSUER:     Common Stock, no par value

                                   NIC Inc. (formerly National
                                   Information Consortium, Inc.)

          Address:                 12 Corporate Woods
                                   10975 Benson Street, Suite 390
                                   Overland Park, KS 66210

ITEM 2.   IDENTITY AND BACKGROUND: National Information Consortium
                                   Voting Trust
                                   Jeffery S. Fraser
                                   Ross C. Hartley

          Addresses:               National Information Consortium
                                   Voting Trust
                                   12 Corporate Woods
                                   10975 Benson Street, Suite 390
                                   Overland Park, KS 66210

                                   Jeffery S. Fraser
                                   5220 3/B Ranch Road
                                   P.O. Box 1550
                                   Wilson, WY 83014

                                   Ross C. Hartley
                                   7885 Granite Ridge Road
                                   P.O. Box 477
                                   Teton Village, WY 83025

          Citizenship:             See Item 6 of Cover Pages

          Occupations:             Mr. Fraser is President and Chief
                                   Executive Officer of NIC Inc.

                                   Mr. Hartley is a retired businessman
                                   and a director of NIC Inc.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Mr. Fraser purchased 150,000 shares of NIC Inc. for $254,869. Mr. Fraser used his personal funds in making these purchases.

     Mr. Hartley purchased 150,000 shares of NIC Inc. for $260,500. Mr. Hartley used his personal funds in making these purchases.

ITEM 4.   PURPOSE OF TRANSACTION:

     Mr. Fraser purchased the shares of NIC Inc. for investment.

     Mr. Hartley purchased the shares of NIC for investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER: See Item 11 of Cover Pages

     Number of Shares as to which such person has:
     (i)  Sole power to vote or to direct the vote:
             See Item 7 of Cover Pages
     (ii) Shared power to vote or direct the vote:
             See Item 8 of Cover Pages
     (iii)Sole power to dispose or to direct the disposition of:
             See Item 9 of Cover Pages
     (iv) Shared power to dispose or to direct the disposition of:
             See Item 10 of Cover Pages

     The following transactions have occurred within the past 60 days or since the most recent filing of Schedule 13D:

              Date of        Type of        Number     Price Per   How Transaction
            Transaction    Transaction     of Shares     Share      Was Effected
            -----------    -----------     ---------     -----      ------------
Mr. Fraser:
             8-06-02        Purchase          2,000      $1.71   Open market purchase
             8-07-02        Purchase         13,500      $1.69   Open market purchase
             8-07-02        Purchase         50,000      $1.70   Open market purchase
             8-09-02        Purchase          5,000      $1.70   Open market purchase
             8-12-02        Purchase         10,000      $1.70   Open market purchase
             8-13-02        Purchase         19,500      $1.65   Open market purchase
             8-28-02        Purchase         50,000      $1.72   Open market purchase

Mr. Hartley:
             8-07-02        Purchase        100,000       $1.74  Open market purchase
             8-08-02        Purchase         29,000       $1.73  Open market purchase
             8-09-02        Purchase         21,000       $1.73  Open market purchase

     No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:

     None.

                                   NATIONAL INFORMATION CONSORTIUM
                                   VOTING TRUST

Dated:  September 13, 2002         By: /s/ JEFFERY S. FRASER
                                      ---------------------------------
                                      Jeffery S. Fraser, Trustee


Dated:  September 13, 2002         /s/ JEFFERY S. FRASER
                                   ------------------------------------
                                      Jeffery S. Fraser


Dated:  September 14, 2002         /s/ ROSS C. HARTLEY
                                   ------------------------------------
                                      Ross C. Hartley

                                EXHIBIT 1
                                   to
                              SCHEDULE 13D


                         JOINT FILING STATEMENT
                      PURSUANT TO RULE 13d-1(k)(1)


     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is accurate.

                                   NATIONAL INFORMATION CONSORTIUM
                                   VOTING TRUST

Dated:  September 13, 2002         By: /s/ JEFFERY S. FRASER
                                      ---------------------------------
                                      Jeffery S. Fraser, Trustee


Dated:  September 13, 2002         /s/ JEFFERY S. FRASER
                                   ------------------------------------
                                      Jeffery S. Fraser


Dated:  September 14, 2002         /s/ ROSS C. HARTLEY
                                   ------------------------------------
                                      Ross C. Hartley